Exhibit 8.1

NEWATER TECHNOLGY, INC,

List of Subsidiaries

Company Name	County of Incorporation/Formation	Ownership
Newater HK Limited	Hong Kong	Wholly owned subsidiary of Newater Technology, Inc.

Yantai Jinzheng Eco-Technology Co., Ltd	China	Wholly owned subsidiary of Newater HK Limited

Newater Technology America, Inc.	United States	Wholly owned subsidiary of Newater Technology, Inc.